UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

ITC^DeltaCom, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
45031T 10 4
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45031T 10 4	SCHEDULE 13D	Page	2	of	5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1) (IRS ID # 95-4759860)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		12,634,284 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,634,284 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,634,284 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%(2)

14	TYPE OF REPORTING PERSON*

IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“SVAR”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V”), which are the registered holders of the shares of Common Stock of ITC^Deltacom, Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 83,601,225 shares of Common Stock of ITC^Deltacom, Inc. outstanding as of March 31, 2010, as reported by ITC^Deltacom, Inc. in its Definitive Proxy Statement filed with the Securities and Exchange Commission on April 16, 2010.

CUSIP No.	45031T 10 4	Page	3	of	5
     This Amendment No. 5 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 10, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 15, 2007, Amendment No. 2 thereto filed with the Commission on August 7, 2007, Amendment No. 3 thereto filed with the Commission on October 2, 2007 and Amendment No. 4 thereto filed with the Commission on December 24, 2008 (together, the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of ITC^Deltacom, Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and restated as follows:
     (a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 15.1% of the outstanding shares of Common Stock of the Issuer, based on 83,601,225 shares of Common Stock outstanding as of March 31, 2010, as reported by the Issuer in its Definitive Proxy Statement filed with the Commission on April 16, 2010. TCP has sole voting and dispositive power over the shares.
     (c) There have been no purchases or sales of shares of Common Stock within the last 60 days.
     (d)-(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information in Item 6 is hereby amended and supplemented as follows:
     On April 9, 2010, the Issuer entered into an indenture with certain guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Indenture”), pursuant to which the Issuer issued $325 million aggregate principal amount of its 10.5% Senior Secured Notes due 2016 (the “Notes”).
     The Issuer sold the Notes at an offering price of 97.857% of the principal amount of the Notes and applied the gross proceeds from the sale of the Notes to repay indebtedness, including all principal and accrued and unpaid interest outstanding under its first lien and second lien senior secured credit facilities. As previously reported, investment funds managed by the Reporting Person were lenders under the first lien and second lien senior secured credit facilities and were repaid their pro rata portion of the loans with the proceeds from the sale of the Notes. Upon repayment, the First Lien Credit Agreement and the Second Lien Credit Agreement were terminated.
     Investment funds managed by the Reporting Person purchased $50 million of the Notes. The Notes accrue interest at a rate of 10.5% per year from April 9, 2010. Interest on the Notes is payable semi-annually in cash in arrears on April 1 and October 1 of each year, commencing on October 1, 2010. The Notes will mature on April 1, 2016.
     The Indenture contains covenants that, among other things, limit the Issuer’s ability, and the ability of the Issuer’s restricted subsidiaries, to incur additional indebtedness, create liens, pay dividends on, redeem or repurchase the Issuer’s capital stock, make investments or repay subordinated indebtedness, engage in sale-leaseback transactions, enter into transactions with affiliates, sell assets, create restrictions on dividend and other payments to the Issuer from its subsidiaries, issue or sell stock of

CUSIP No.	45031T 10 4	Page	4	of	5
subsidiaries, and engage in mergers and consolidations. All of the covenants are subject to a number of important qualifications and exceptions under the Indenture.
     In connection with the issuance of the Notes, the Issuer and its subsidiaries entered into a First Lien Intercreditor Agreement (the “Intercreditor Agreement”), which limits the rights of holders of the Notes to take enforcement action, through the collateral agent, with respect to the liens securing the Notes in certain circumstances. The Issuer also entered into a Security Agreement (the “Security Agreement”), which establishes the terms of the security interests and liens in and on the collateral that secures the Notes. In addition, the Issuer entered into a Registration Rights Agreement with Credit Suisse Securities (USA) LLC, the initial purchaser of the Notes (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to use commercially reasonable efforts to file, and cause to be declared effective, a registration statement with the Commission to exchange the Notes for a new issue of substantially identical notes in an exchange registered under the Securities Act or, if required, to file, and cause to be declared effective, a shelf registration statement to cover resales of the Notes under specified circumstances.
     The foregoing summaries of the terms of the Indenture, the Intercreditor Agreement, the Security Agreement and the Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text of the Indenture, the Intercreditor Agreement, the Security Agreement and the Registration Rights Agreement, which are filed as Exhibits 4.1, 4.2, 4.3 and 4.4, respectively, to the Issuer’s Current Report on Form 8-K, filed with the Commission on April 14, 2010 and incorporated herein by reference.

CUSIP No.	45031T 10 4	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2010	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	/s/ Elizabeth Greenwood
Elizabeth Greenwood
General Counsel & Chief Compliance Officer